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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1)*



                       InVision Technologies, Inc.
------------------------------------------------------------------------------
                            (Name of Issuer)


                Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                     (Title of Class of Securities)

                              461851 10 7
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                             (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages
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                                 SCHEDULE 13G

 CUSIP NO.      461851 10 7                      Page 1 of 1 Page

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 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Giovanni Lanzara
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                                   (b)  / /

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 3            SEC USE ONLY

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 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                    Italy
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    NUMBER OF      5   SOLE VOTING POWER             445,784
     SHARES        -----------------------------------------------------------
  BENEFICIALLY     6   SHARED VOTING POWER           0
    OWNED BY       -----------------------------------------------------------
    REPORTING      7   SOLE DISPOSITIVE POWER        445,784
   PERSON WITH     -----------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER      0
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 9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    445,784
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 10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES

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 11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    3.73%
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 12           TYPE OF REPORTING PERSON

                    IN
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                              Page 2 of 6 Pages
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                                 SCHEDULE 13G
ITEM 1.

     (a)  NAME OF ISSUER:

          InVision Technologies, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          7151 Gateway Blvd.
          Newark, CA 94560

ITEM 2.

     (a)  NAME OF PERSON FILING:

          Giovanni Lanzara

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE,
          RESIDENCE:

          Largo Dell Olgiata No. 15
          Isola 61A
          Rome, Italy  00123

     (c)  CITIZENSHIP:

          Italy

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.001 per share

     (e)  CUSIP NUMBER:

          461851 10 7


                              Page 3 of 6 Pages
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ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

ITEM 4.   OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED:

     Dr. Lanzara is the beneficial owner of 445,784 shares of the Common Stock of InVision Technologies, Inc. Of such shares, 341,888 are held in the name of PASTEC Holdings, S.A. of which Dr. Lanzara is the controlling shareholder and is deemed beneficial owner of such shares. In addition, such shares include 45,454 shares of Common Stock Dr. Lanzara has the right to acquire pursuant to exercisable stock options within 60 days after December 31, 1997.

     (b)  PERCENT OF CLASS:

          3.73%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    sole power to vote or direct the vote

                      445,784

          (ii)   shared power to vote or to direct the vote

                      0

          (iii)  sole power to dispose or to direct the disposition of

                      445,784

          (iv)   shared power to dispose or to direct the disposition of

                      0


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable


                              Page 4 of 6 Pages
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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION:

          Not Applicable


                              Page 5 of 6 Pages
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                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1998


                                                   /s/ Curtis P. DiSibio
                                            -----------------------------------
                                            Curtis P. DiSibio, Attorney-in-fact


                              Page 6 of 6 Pages